CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2020

		2020
ASSETS		
Assets:		
Cash and cash equivalents	$	665,204
Accounts receivable, net		100,048
Due from affiliate		7,170
Income tax receivable		115,706
Prepaid expenses		22,633
Total assets		910,761
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilites:		
Due to affiliates	$	77,154
Income taxes payable		4,146
Other liabilities and accrued expenses		66,773
Total liabilities		148,073
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Accumulated deficit		(69,430)
Total shareholder's equity		762,688
Total liabilities and shareholder's equity	$	910,761